SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2016

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Voluntary announcement in relation to lease of telecommunications towers and related assets from China Tower Corporation Limited, dated July 8, 2016	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 11, 2016	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

VOLUNTARY ANNOUNCEMENT:

LEASE OF TELECOMMUNICATIONS TOWERS AND RELATED ASSETS

FROM CHINA TOWER CORPORATION LIMITED

1.	INTRODUCTION

We refer to the announcement of China Telecom Corporation Limited (the “Company”) dated 11 July 2014 in relation to the joint establishment of China Tower Corporation Limited (“China Tower”) by the Company, China Mobile Communication Company Limited (a subsidiary of China Mobile Limited) and China Unicom (Hong Kong) Limited (through China United Network Communications Corporation Limited) to, among other things, reduce duplication and redundant construction of telecommunications towers and related telecommunications infrastructure in the telecommunications industry in the PRC.

We also refer to the announcements of the Company dated 14 October 2015, 2 November 2015 and 29 January 2016, respectively in relation to the transfer agreement (the “Transfer Agreement”) entered into by and among the Company and (i) China Mobile Communication Company Limited and related subsidiaries (together as “China Mobile”); (ii) China United Network Communications Corporation Limited and Unicom New Horizon Telecommunications Company Limited (together as “China Unicom”); (iii) China Reform Holding Company Limited (“CRHC”); and (iv) China Tower on 14 October 2015, the fulfilment of all conditions precedent under the Transfer Agreement on 31 October 2015 (the “Completion Date”), and the determination of final consideration amount for the transaction. Unless otherwise defined, terms used in this announcement shall have the same meaning as those used in the announcement dated 14 October 2015.

2.	ENTERING INTO THE LEASE AGREEMENT IN RELATION TO THE TELECOMMUNICATIONS TOWERS AND RELATED ASSETS

The Board of Directors of the Company (the “Board”) is pleased to announce on a voluntary basis the latest progress of the following matter:

Upon completion of the disposal of tower assets by the Company to China Tower, the Company and China Tower entered into an agreement (the “Lease Agreement”) on 8 July 2016 to finally confirm the pricing and related arrangements in relation to the lease of telecommunications towers and related assets (including Acquired Towers and New Towers, both as defined below).

(a)	The Parties

The Company, as lessee; and

China Tower, as lessor.

(b)	Service Period

The respective provincial companies of the Company and China Tower will enter into provincial service agreements in accordance with the actual demand for services. The service periods of these respective agreements are five years. Prior to the expiry of the service term, negotiations will be conducted by the signing parties or their fellow subsidiaries to consider whether further product confirmation note should be signed to confirm the subsequent supply arrangement of respective products.

The term for the lease of Acquired Towers has been commenced from 1 November 2015. The commencement of the lease of New Towers shall be determined by the commencement dates of the services as described in the bulk products lease commencement confirmation and/or product confirmation note entered into by the respective provincial companies and fellow subsidiaries of the Company and China Tower.

(c)	Lease of Assets

Under the Lease Agreement, products and services to be provided by China Tower to the Company mainly include:

(i)	the tower products acquired by China Tower in accordance with the Transfer Agreement (the “Acquired Towers”);

(ii)	the tower products newly built by China Tower (the “New Towers”);

(iii)	the indoor distribution systems (the “Indoor Distribution Products”);

(iv)	the transmission products; and

(v)	the service products.

(d)	Basis of Pricing

The pricing for the lease of the telecommunications towers and related assets is primarily based on a number of factors, including the depreciation cost, maintenance cost, markup margin rate and sharing discount rate.

New Towers

Pricing formula for New Towers:

Product price	= base price × (1- applicable sharing discount rate) + (site cost + electricity connection cost) × (1- applicable sharing discount rate)

Base price	= (standard construction cost/depreciable life × (1 + depletion rate) + maintenance cost) × (1 + markup margin rate)

In order to reflect the difference in the standard construction costs of New Towers located in different geographical areas, 31 provinces have been divided into four categories with different adjustment coefficients. The maintenance cost shall be adjusted based on the final effective bidding price. The depletion rate shall be 2%. The markup margin rate shall be 15%. The site cost and electricity connection cost shall be priced on either a lump sum or itemised basis.

In order to leverage the advantages of tower sharing, the sharing discount rates are:

(i)	Base price - a 20% discount rate shall apply to the towers shared by two lessees and a 30% discount rate shall apply to the towers shared by three lessees. The first occupier of these towers shall benefit from the first occupier discount policy (i.e. an extra 5% discount in addition to the aforesaid sharing discount(s)).

(ii)	Site cost and electricity connection cost - a 40% discount rate shall apply to the towers shared by two lessees and a 50% discount rate shall apply to the towers shared by three lessees. The first occupier of these towers shall benefit from the first occupier discount policy (i.e. an extra 5% discount in addition to the aforesaid sharing discount(s)).

Acquired Towers

Pricing basis for Acquired Towers shall be principally consistent with that for New Towers. The product catalogue and pricing formula relating to Acquired Towers shall be identical to those applicable to New Towers, while the standard construction cost will be adjusted and determined according to the proportion of the depreciation cost of Acquired Towers to that of New Towers in different provinces and no electricity connection costs will be charged for Acquired Towers. The sharing discount rates are consistent with those applicable for New Towers. The original property owner shall benefit from the first occupier discount.

For those occupiers who have jointly used the Acquired Towers with the original property owner before the Completion Date, 30% of the base price and site cost of the towers shall apply prior to the year 2018. The original property owners of those Acquired Towers shall benefit from the first occupier discount on the base price while 70% and 40% of the site costs shall be applied to towers shared by two lessees and three lessees, respectively.

The aforementioned pricing basis and fee standards have been negotiated and determined on an arm’s length basis between the Company and China Tower. Further negotiation will be conducted to consider the changes in certain factors including inflation rate, significant fluctuations in the real estate market and steel price, as well as the actual operating conditions of China Tower; and adjustment to pricing basis and fee standards will only be made upon mutual agreement.

3.	REASONS AND BENEFITS FOR ENTERING INTO THE LEASE AGREEMENT

The Board is of the view that the Lease Agreement is on normal commercial terms and in the ordinary and usual course of business of the Company and the terms of the Lease Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Reasons for entering into the Lease Agreement and its benefits for the Company are as follows:

(a)	It will facilitate a more rapid and effective 4G network roll-out to enhance time-to-market of 4G businesses and savings in capital expenditure by the Company;

(b)	The Company expects to benefit from the synergy of sharing telecommunications tower assets, the advantage of scale and the policy support for China Tower. The unit rentals of towers are expected to decline as tenancy ratio of the towers progressively improves, which will be beneficial to the enhancement of the Company’s profitability in future; and

(c)	As one of the major shareholders of China Tower, the Company expects to benefit from China Tower’s future earnings and value enhancement.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Executive Director and Executive Vice President

Beijing, China, 8 July 2016

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Yang Xiaowei (as the president and chief operating officer); Mr. Zhang Jiping, Mr. Sun Kangmin and Mr. Ke Ruiwen (all as the executive vice presidents); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

A-4